March 25, 2021

Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Mail Stop 3561

Attn: Mr. John Dana Brown

brownj@sec.gov

Re:	Opening Night Enterprises LLC Request for Requalification of Offering Under Regulation A Filed March 25, 2021 File No. 024-10712

DELIVERED VIA E-MAIL

Dear Mr. Brown:

Thank you for your recent phone call regarding your office’s review of our March 2, 2021 filing of Opening Night Enterprise LLC’s eighth post-qualification amendment to its Form 1-A, filed for the purpose of answering questions and remedying deficiencies identified by the SEC. Pursuant to our recent call, it is our understanding that your office has no further comments at this time pertaining to the issuer’s re-qualification, as such, we hereby formally request that the SEC please re-qualify the offering under Regulation A, effective as of this coming Monday, March 29, 2021.

Very truly yours,

By:	/s/Ryan J. Lewis
Ryan J. Lewis, Esq. 207 W. 25th Street, 6th Floor New York, NY 10001 t. (212) 966-6700 f. (212) 966-6051 ryan@rlalaw.net